August 20, 2008

Mr. Craig Wilson

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F. Street, N.E.

Washington, D.C.  20549-4561

RE:  Probe Manufacturing, Inc. Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007 filed March 28, 2008 and August 1, 2008 (File No. 333-125678).

Dear Mr. Wilson;

Thank you for your letter dated August 12, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended 2007 10-K/A report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Reza Zarif

Reza Zarif

Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

RESPONSES TO QUESTIONS

Item 8. Financial Information

Statements of Cash Flow, page 31.

1.

We note that you have labeled the statements of cash flow as “unaudited.”  We also note that the table of contents on page 27 indicated that the balance sheet as of December 31, 2007 is “unaudited.”  However, we also note that the audit report on page 38 indicates that these financial statements were audited.  Please revise according.

Response

We have revised our financials statements and table of contents and have deleted any reference to unaudited.  Our amended 10-K for the fiscal year 2007 will reflect the change.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49.

2.  We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  Disclosure controls and procedures include, “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time period specified in the Commission’s rules and forms.”  Considering management’s failure to provide its report on internal control over financial reporting, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year.  Please further amend the Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response

Upon review of the Commission’s release “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of he Securities Exchange Act of 1934” and other related material we conclude that our disclosure controls and procedures are effective as of end of the fiscal year 2007 because:

1.

We don’t believe that inadvertently excluding the “Management’s Report on Internal Control Over Financial Reporting” constitutes a material weakness or defect in our controls and procedures and does not render our financials as unreliable.   The PCAOB’s definition requires ICOFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Reasonable assurance represents a high level of assurance, but it is not absolute. It recognizes that, even when ICOFR is effective, misstatements may occur, being neither prevented nor detected on a timely basis. Therefore, the central purpose of management’s evaluation of the effectiveness of the company’s internal controls is to assess whether there is a reasonable possibility of a material misstatement in the financial statements not being prevented or detected on a timely basis by the company’s internal controls.  We are of the belief that there is no material misstatement in our financial statements for the fiscal year ended December 31, 2008 and thus our controls and procedures for financial reporting were effective for the fiscal year 2007.

2.

We have a review process before filling our reports that includes CEO, CFO, and our director’s proof reading of all documents. However, even with several layers of redundancy built into our review process unintentional mistakes can occur.

3.

For a small company, we have worked diligently to evaluate our business processes, we have done extensive risk assessments, and have implemented control procedures, monitoring and testing. However, Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance that the control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met. At the end of 2007 we performed an assessment of our internal controls over financial reporting and preparation, concluded they were effective for the fiscal year 2007.

4.

We have reviewed our internal controls and procedures over financial reporting and preparation anew, and we deem that they provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purpose in accordance with generally accepted accounting principals and were effective as of December 30, 2007.

Management’s Report on Internal Controls Over Financial Reporting, page, 49.

3. We note your disclosure that your internal control over financial reporting was “adequately designed and operating effectively.”  However, it does not appear that your certifying officers have reached a conclusion that your internal controls over the financial reporting are effective.  Please revise to provide a clear conclusion regarding the effectiveness of your internal control over financial reporting.

Response

Below is our amended “Management’s Report on Internal Control Over Financial Reporting” and the last line of the first paragraph has been changed to specifically state that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of December 31, 2007, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.